GoGreen Investments Corporation

1021 Main St., Suite #1960

Houston, TX 77002

VIA EDGAR

October 14, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Liz Packebusch

Re:	GoGreen Investments Corp Amendment No. 2 to Registration Statement on Form S-1 Filed September 27, 2021 File No. 333-256781

Dear Ms. Packebusch,

GoGreen Investments Corporation (the “Company” or “we”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated October 13, 2021 regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on September 27, 2021 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response

Amendment No. 2 to Form S-1 Filed September 27, 2021

Summary

Initial Business Combination, page 8

1. We note your disclosure that your sponsor may extend the period of time to consummate a business combination up to two times, subject to the sponsor depositing into the trust account additional funds of $2,000,000 for each of the available three-month extensions, for a total payment of up to $4,000,000. We also note your disclosure that any such payments would be made in the form of non-interest bearing loans, and that if you do not complete a business combination, you will repay such loans only from funds held outside of the trust account. However, it does not appear from your disclosure in your Use of Proceeds section that funds would be available outside of the trust account to cover the payment of such loans. Please revise to address any related potential conflicts of interest, such as with respect to identifying and selecting a target business combination.

We respectfully inform the Staff that we have added a footnote to the Use of Proceeds section to indicate that no provision has been made for repayment of extension loans from the amounts held outside the trust account.

In addition, we have clarified throughout the prospectus where appropriate that extension loans will be repaid from funds held outside the trust account “if any such funds are available”.

Finally, we have revised the risk factor on page 53 now titled “Since holders of our founder shares and placement units will lose their entire investment in us if our initial business combination is not completed, and our sponsor or its affiliates or designees may not have extension loans paid back as we may not have sufficient funds left outside of the trust account if our initial business combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination.” to also cover the conflict of interest that may arise should there not be sufficient funds outside of the trust account to repay such extension loans in the event the Company is unable to consummate an initial business combination after extending such loans.

Exhibits

2. We note that the forum selection provision in your form of amended and restated memorandum and articles of association filed as Exhibit 3.2 provides that any claims under the Securities Act, the Exchange Act, or any claim for which the federal district courts of the Unites States of America are, as a matter of the laws of the United States of America, the sole and exclusive forum for determination of such a claim, must be brought in the federal courts of the United States of America. Please provide related disclosure in your prospectus. In that regard, we note your disclosure on page 62 that your forum selection provision does not apply to such claims.

We respectfully inform the Staff that we believe the disclosure requested by the Staff already exists in the prospectus on pages 63 and 149, where the following language responsive to the Staff’s concern already appears, and which (in the current filing) we have broken out as a separate paragraph for ease of reference:

“The forum selection provision in our amended and restated memorandum and articles of association will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States of America, the sole and exclusive forum for determination of such a claim.”

3. We note that the legality opinion filed as Exhibit 5.1 does not appear to be signed. Please obtain and file a signed legality opinion.

We respectfully inform the Staff that we are refiling Exhibit 5.1 in response to the Staff’s comment.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ John Dowd
John Dowd Chief Executive Officer GoGreen Investments Corporation

cc: Ellenoff Grossman & Schole LLP